UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
CLARK HOLDINGS INC.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
379414105

(CUSIP Number)
Elizabeth E. Moore, Esq.
Sherrard & Roe, PLC
424 Church Street, Suite 2000
Nashville, TN 37219
(615) 742-4200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 29, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	379414105	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Cherokee Capital Management, LLC, formerly Clark-GLAC Investment, LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,560,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,560,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,560,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.59% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (See Item 2)
(1) Calculated based upon 12,032,193 shares of Issuer’s Common Stock outstanding as provided by the Issuer on April 22, 2008.

CUSIP No.	379414105	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Charles C. Anderson, Jr. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,560,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,560,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,560,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.59% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,193 shares of Issuer’s Common Stock outstanding as provided by the Issuer on April 22, 2008.

CUSIP No.	379414105	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Joel R. Anderson (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,560,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,560,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,560,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.59% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,193 shares of Issuer’s Common Stock outstanding as provided by the Issuer on April 22, 2008.

CUSIP No.	379414105	Page	5	of	11

1	NAMES OF REPORTING PERSONS: The Delaware ESBT of Charles C. Anderson, Jr. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,560,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,560,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,560,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.59% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (See Item 2)
(1) Calculated based upon 12,032,193 shares of Issuer’s Common Stock outstanding as provided by the Issuer on April 22, 2008.

CUSIP No.	379414105	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Terrence C. Anderson (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,560,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,560,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,560,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.59% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,193 shares of Issuer’s Common Stock outstanding as provided by the Issuer on April 22, 2008.

CUSIP No.	379414105	Page	7	of	11

1	NAMES OF REPORTING PERSONS: Clyde B. Anderson (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,560,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,560,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,560,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.59% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,193 shares of Issuer’s Common Stock outstanding as provided by the Issuer on April 22, 2008.

CUSIP No.	379414105	Page	8	of	11

1	NAMES OF REPORTING PERSONS: Harold M. Anderson (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,560,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,560,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,560,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.59% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,193 shares of Issuer’s Common Stock outstanding as provided by the Issuer on April 22, 2008.

CUSIP No.	379414105	Page	9	of	11

1	NAMES OF REPORTING PERSONS: David Gillis (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,560,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,560,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,560,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.59% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 12,032,193 shares of Issuer’s Common Stock outstanding as provided by the Issuer on April 22, 2008.

Item 1. Security and Issuer
This Amendment No. 4 (this “Amendment No. 4”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2008 relating to shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Clark Holdings Inc., formerly Global Logistics Acquisition Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 330 Madison Avenue, Sixth Floor, New York, New York 10017. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.
All capitalized terms used, but not defined, in this Amendment No. 4 are defined in the Schedule 13D. The summary descriptions (if any) contained herein are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended by adding the following paragraphs:
Following the closing of the Issuer’s acquisition of the Clark Group, Inc. (“Clark”), Anderson Media Corporation (“AMC”) transferred its interests in Cherokee Capital Management, LLC (formerly Clark-GLAC Investment, LLC) (“Cherokee”) to the former shareholders of Clark (the “Transfer”), including Joel R. Anderson, The Delaware ESBT of Charles C. Anderson, Jr., Charles C. Anderson, Jr. (the sole director of Cherokee), Terrence C. Anderson, Clyde B. Anderson, Harold M. Anderson, and David Gillis. For purposes of Amendment No. 4, these persons (other than Charles C. Anderson, Jr. who is already a Reporting Person as the sole director of Cherokee) shall be referred to as “New Reporting Persons,” and together with Cherokee and Charles C. Anderson, Jr., the “Reporting Persons.” The New Reporting Persons, together with Charles C. Anderson, Jr., own in the aggregate more than 91% of the membership interests in Cherokee.
No New Reporting Person has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
No New Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the New Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Schedule I attached hereto sets forth the business address for and principal occupation and citizenship of each New Reporting Person.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs:
In connection with the Transfer, the aggregate purchase price plus certain costs and expenses for 3,200,000 shares of Issuer’s Common Stock originally funded by AMC was repaid to AMC through the proceeds received by the former shareholders of Clark in the acquisition of Clark by the Issuer who now hold all of the membership interest in Cherokee.
On March 6, 2008, pursuant to the exercise of the put option described in the February 8, 2008 Agreement referred to in the Schedule 13D and Amendment No. 1 to the Schedule 13D, Cherokee completed the sale of an aggregate of 120,000 shares of Common Stock of the Issuer in a private transaction to James J. Martell, Gregory E. Burns and Charles Royce (collectively, the “Insiders”) at a price of $8.03 per share (the “Put Shares”).
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

10

Cherokee sold the Put Shares to the Insiders upon Cherokee’s exercise of its put option and as provided in the Agreements referred to in Schedule 13D and Amendment No. 1 to the Schedule 13D.
Following the sale of the Put Shares, Cherokee beneficially owns, in the aggregate, approximately 29.59% of the voting power attached to the outstanding Common Stock.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing paragraphs (a) and (b) with the following:
(a)	As of the date of this report, the Reporting Persons may be deemed to beneficially own an aggregate of 3,560,000 shares of Common Stock, which, based on information provided by the Issuer’s on April 22, 2008 regarding the number of its issued and outstanding shares of Common Stock represents approximately 29.59% of the shares of the Issuer’s issued and outstanding Common Stock.

(b)	As of the date of this report, the New Reporting Persons, together with Charles C. Anderson, Jr., as the holders of more than 91% of the membership interest in Cherokee, shares with Cherokee the power to vote and dispose, or direct the vote or disposition of, the 3,560,000 shares of Common Stock reported herein.

(c)	See response to Item 3 above.
Item 7. Materials to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated March 11, 2008 by and among Cherokee, Charles C. Anderson, Jr., Joel R. Anderson, The Delaware ESBT of Charles C. Anderson, Jr., Terrence C. Anderson, Clyde B. Anderson, Harold M. Anderson, and David Gillis.

11

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

CHEROKEE CAPITAL MANAGEMENT, LLC

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President

Date: April 29, 2008

/s/ Charles C. Anderson, Jr.

Charles C. Anderson, Jr.

Date: April 29, 2008

/s/ Joel R. Anderson

Joel R. Anderson

Date: April 29, 2008

THE DELAWARE ESBT OF CHARLES C. ANDERSON, JR.

By:	/s/ Earl L. Weaver, Jr.

Title:	Vice President

Duly authorized representative of Wilmington Trust Company acting as Trustee of the Delaware ESBT of Charles C. Anderson, Jr.
Date: April 29, 2008

/s/ Terrence C. Anderson

Terrence C. Anderson

Date: April 29, 2008

/s/ Clyde B. Anderson

Clyde B. Anderson

Date: April 29, 2008

/s/ Harold M. Anderson

Harold M. Anderson

Date: April 29, 2008

/s/ David Gillis

David Gillis
Date: April 29, 2008

12

Schedule I
     The name and present principal occupation of each of the sole director and the officers/managers of Cherokee are set forth below. Each of these persons is a United States citizen and has as his business address 6016 Brookvale Lane, Suite 151, Knoxville, Tennessee 37919.

Name	Position with Reporting Person	Principal Occupation
Charles C. Anderson, Jr.	Director, Chief Executive Officer and President	Chief Executive officer of Anderson Media Corporation

Jay Maier	Chief Financial Officer and Vice President, Secretary and Treasurer	Chief Financial Officer of Anderson Media Corporation

David Thompson	Vice President	Vice President and Treasurer of Anderson Management Services, Inc.

Daniel Messing	Vice President	Director of Tax of Anderson Management Services, Inc.
     The name and business address and present principal occupation of each of the New Reporting Persons are set forth below. Each of these persons is a United States citizen.

Name	Business Address	Principal Occupation
Joel R. Anderson	Anderson & Anderson, LLC	Manager
	202 North Court Street	Anderson & Anderson, LLC
Florence, AL 35633

Terrence C. Anderson	American Promotional Events, Inc.	Chief Executive Officer
	4511 Helton Drive	American Promotional Events, Inc.
Florence, AL 35633

Clyde B. Anderson	Books-A-Million, Inc.	Executive Chairman of the Board
	402 Industrial Lane	Books-A-Million, Inc.
Birmingham, AL 35211

Harold M. Anderson	Anderson Press Incorporated	Chief Executive Officer
	3101 Clairmont Road, Suite C	Anderson Press Incorporated
Atlanta, GA 303029

David Gillis	6552 Armitage Road	Self-Employed Consultant
P.O. Box 117
Solebury, PA 18963

Exhibit 1
JOINT FILING AGREEMENT
     This Agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.
     IN WITNESS WHEREOF, the undersigned have executed this agreement as of the 11th day of March, 2008.

CHEROKEE CAPITAL MANAGEMENT, LLC		/s/ Terrence C. Anderson
Terrence C. Anderson
By:	/s/ David Thompson

Name:	David Thompson	Date: March 11, 2008
Title:	Vice President

Date: March 11, 2008

/s/ Charles C. Anderson, Jr.		/s/ Clyde B. Anderson

Charles C. Anderson, Jr.		Clyde B. Anderson

Date: March 11, 2008		Date: March 11, 2008

/s/ Joel R. Anderson		/s/ Harold M. Anderson

Joel R. Anderson		Harold M. Anderson

Date: March 11, 2008		Date: March 11, 2008

THE DELAWARE ESBT OF		/s/ David Gillis

CHARLES C. ANDERSON, JR.		David Gillis

By:	/s/ Earl L. Weaver, Jr.	Date: March 11, 2008

Title:	Vice President

Duly authorized representative of Wilmington Trust Company acting as Trustee of the Delaware ESBT of Charles C. Anderson. Jr.

Date: March 11, 2008